EXHIBIT 3.4

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors and Majority Shareholders of Green Globe International, Inc. resolutions were duly adopted setting forth proposed amendments of the Certificate of Incorporation of said corporation, declaring said amendments to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolutions setting forth the proposed amendments are as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Four" so that, as amended, in part, said Article shall be and read as follows:

"The total number of shares of stock which the Corporation shall have authority to issue is five billion thirty million (5,030,000,000) which shall consist of five billion (5,000,000,000) shares of common stock, $.0001 par value per share (the "Common Stock"), and thirty million (30,000,000) shares of preferred stock, $.0001 par value per share (the "Preferred Stock")…...

FURTHER RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Four" so that, as amended, in part, said Article shall be and read as follows:

That the presently issued and outstanding Common Stock of the corporation, $.0001 par value, shall, at 5:00 a.m., Eastern Time, on March 10, 2008 (the “Effective Time”), be deemed to be “reverse split,” and in the furtherance thereof, there shall, after the Effective Time, be deemed to be issued and outstanding one (1) share of the Common Stock of the Corporation for and instead of each one hundred (100) shares of the Common Stock of the Corporation issued and outstanding immediately prior to the Effective Time.  To the extent that any shareholder shall be deemed after the Effective Time as a result of this Amendment to own a fractional share of Common Stock, such fractional share shall be deemed to be one whole share.  Each shareholder of record as of the Effective Time shall be entitled to receive from the Corporation’s transfer agent a certificate representing the number of shares of the Common Stock to which such shareholder is entitled hereunder upon delivery to the Corporation’s transfer agent of a certificate or certificates representing the number of shares owned by such shareholder of record as of the Effective Time.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 3rd day of March, 2008.

By: /s/ Steven Peacock

      Authorized Officer

Title: Chief Executive Officer

Name: Steven Peacock